SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August 16, 2004

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Sérgio Tuffy Sayeg
Head of Capital Markets and Investor Relations
Phone: (5511) 3388-8664 / Fax: (5511) 3388-8669
e-mail: stsayeg@sabesp.com.br

SABESP announces second quarter 2004 results

São Paulo, August 13th, 2004 A SABESP – Cia. de Saneamento Básico do Estado de São Paulo – (Bovespa: SBSP3; NYSE: SBS), the largest water and sewage utility company in the Americas and the third largest in the world, according to its number of customers, today announces its results for the second quarter 2004 (2Q04). The Company’s operating and financial information, except when indicated otherwise, is shown in Brazilian Reais, in accordance with the Brazilian corporate law. All comparisons in this release, unless otherwise stated, refer to the second quarter of 2003.

Highlights

  The consumer education campaign aimed at the rational use of water success avoided the rationing in the SP metro area

  The entrance of São Bernardo do Campo in the areas supplied directly by Sabesp minimized the volume of water and sewage billed to the retail market in the SP metro area

  Gross Revenue of R$ 1,078.6 million; 6.4% growth.

1. SABESP posted 6.8% net revenue growth with a small variation in EBITDA.

(R$ million)

Highlights	2Q03	2Q04	Chg.%

Net Operating Revenues	972.4	1,038.9	6.8%
EBIT	299.5	291.5	(2.7%)
EBITDA (*)	435.3	440.8	1.3%
EBITDA Margin	44.8%	42.4%
Net Income/Loss	332.6	(73.3)

(*)	Earnings Before Interest, Taxes, Depreciation and Amortization

SABESP recorded net revenue of R$ 1,038.9 million and EBITDA of R$ 440.8 million in 2Q04. Despite net revenue growth, 6.8% real exchange rate devaluation originated a negative impact on the period. The final result was net loss of R$ 73.3 million.

2. Gross Operating Revenue – 6.4% growth

Gross operating revenues posted R$ 64.8 million growth, or 6.4%. This quarter reflects the consumer education campaign aimed at the rational use of water initiated last March for the whole SP metro area, which is responsible for approximately 70% of the Company’s revenue. During the quarter, a total R$ 34.9 million bonus was paid, equivalent to 4.7% of total water and sewage billing in the SP metro area.

Besides the direct impact on revenues of bonus payments, a considerable number of customers (around 20% of total connections) reached close to the water-usage consumption reduction demanded in order receive the bonus. This caused a decrease in the average tariff, resulting in a modest growth in revenues in the period.

Volume of water and sewage billed to the retail market increased by 1.2% with the inclusion of São Bernardo do Campo on the Company’s retail volume. Disregarding this county, there was a 3.9% decrease in the volume of water and sewage billed to the retail market at the SP metro area and 2.2% in Sabesp’s total volume.

The following tables show the water and sewage services volume billed to retail by type of use and region, in the second quarter of 2003 and 2004 (not audited):

VOLUME OF WATER AND SEWAGE BILLED TO THE RETAIL MARKET - million m3
Type of use	Water		Chg.	Sewage		Chg.	Water + Sewage		Chg.
	2Q03	2Q04%		2Q03	2Q04%		2Q03	2Q04%
Residential	296.2	298.4	0.7	226.8	231.6	2.1	523.0	530.0	1.3
Commercial	35.5	35.2	(0.8)	31.2	31.7	1.6	66.7	66.9	0.3
Industrial	7.6	7.8	2.6	7.2	7.8	8.3	14.8	15.6	5.4
Public	11.9	11.6	(2.5)	9.3	9.1	(2.2)	21.2	20.7	(2.4)
Total	351.2	353.0	0.5	274.5	280.2	2.1	625.7	633.2	1.2

VOLUME OF WATER AND SEWAGE BILLED TO THE RETAIL MARKET - m3
By Region	Water		Chg.	Sewage		Chg.	Water + Sewage		Chg.
	2Q03	2Q04%		2Q03	2Q04%		2Q03	2Q04%
Metropolitan	233.8	234.7	0.4	185.6	189.7	2.2	419.4	424.4	1.2
Regional Systems *	117.4	118.3	0.8	88.9	90.5	1.8	206.3	208.8	1.2
Total	351.2	353.0	0.5	274.5	280.2	2.1	625.7	633.2	1.2
(*)	Composed of the coastal and interior regions.

3. Costs, Administrative and Selling Expenses

Costs, Administrative and Selling expenses increased R$ 74.5 million or 11.1%.

	2Q03	2Q04	Difference	Chg.%

Salaries and Payroll Charges	264.2	269.9	5.7	2.2
General Supplies	19.9	20.8	0.9	4.5
Treatment Supplies	20.8	22.6	1.8	8.7
Third Party Services	78.5	98.6	20.1	25.6
Electric Power	77.8	90.7	12.9	16.6
General Expenses	26.5	23.5	(3.0)	(11.3)
Depreciation and Amortization	135.8	149.3	13.5	9.9
Credit Write-offs	41.3	66.8	25.5	61.7
Tax Expenses	8.1	5.2	(2.9)	(35.8)

Costs, Administrative and Selling Expenses	672.9	747.4	74.5	11.1

Bellow we present the main variations:

3.1. Salaries and Payroll Charges

Salaries and payroll charges grew R$ 5.7 million or 2.2%. This increase is mainly related to the increase in wages of 4.18% beginning May 2004, as a result of the collective labor agreement.

3.2. General Supplies

General supplies posted a R$ 0.9 million increase or 4.5%, mainly due to maintenance of residential connections.

3.3. Treatment Supplies

Treatment Supplies rose by R$ 1.8 million or 8.7%, principally due to higher consumption of active carbon and aluminum sulfate. With weather changes and fountainhead conditions, the proliferation of algae leaves, odor and taste in the water when dead, removed by the application of active carbon.

3.4. Third Party Services

Third Party Services increased by R$ 20.1 million or 25.6%, motivated by higher advertising and marketing expenses due to institutional campaigns promoted by Sabesp (“Olha o Nível”, “Racionamento 2004” and “Programa de Incentivo à Redução do Consumo de Água”). Other expenses that can justify such an increase are Paving, Sidewalk Replacements, and also Technical Professional Services.

3.5. Electric Power

Electric Power presented an increase of R$ 12.9 million or 16.6%, motivated by the average increase of 14.3% in electric power tariffs and 1.3% Emergency Capacity Charge (ECE) readjustment. Regarding electric power consumption, there was a 1% drop in the second quarter of 2004 (510,576 MWh) in comparison to the same period of 2003 (515,807 MWh) due to consumer education campaign aimed at the rational use of water, started in March.

3.6. General Expenses

General expenses recorded a drop of R$ 3.0 million or 11.3%, mainly due to contingencies. The provision for 2Q04 was lower than the one of 2Q03.

3.7. Depreciation and Amortization

Depreciation and Amortization grew by R$ 13.5 million or 9.9%, as a result of transfer of works in place from Permanent Asset to Operating Permanent Assets.

3.8. Credit Write-offs

Grew by R$ 25.5 million or 61.7%, due to the provisions occurred on June 2004 regarding credits over R$ 30,000.00, past due for more than one year and with lawsuits.

3.9. Tax Expenses

Tax expenses posted a decrease of R$ 2.9 million or 35.8% in comparison to 2Q03, when an amount was paid in response to the Provisional Contribution on Financial Activities – CPMF due to the maturity of Eurobonds 2003.

4. Financial Expenses and Monetary Variations

4.1 Financial Expenses

Financial Expenses decreased by R$ 90.2 million or 31.1%, due to:

  Provisions, a drop of R$ 51.0 million, due to higher provisions for lawsuits occurred during 2Q03;

  Interest expenses on domestic loans and financing caused a decrease of R$ 26.7 million, due to lower Certificates of Interbank Deposits (CDI) annual interest rate used to calculate interest of the Debentures issued by Sabesp;

  Other financial expenses, dropped by R$ 19.7 million, due to charges (50% decrease) under tax for social security financing - Cofins and Social Integration Program - Pasep charges consolidated at PAES (Law 10.684/2003 – New Refis), during the 2Q03.

4.2 Monetary Exchange Variation

The monetary Exchange variation presented a R$ 613.3 million variation, due to Real exchange rate devaluation versus US dollars of 6.8% in 2Q04 compared to an appreciation of 14.4% which occurred in 2Q03, affecting loans denominated in foreign currency.

5. Operating Indicators

As can be seen in the following table, the Company continues to expand its services (not audited data).

Operational Indicators	2Q03	2Q04	Chg.%

Water Connections (1)	5,975	6,285	5.2
Sewage Connections (1)	4,385	4,673	6.6
Population directly served - water (2)	21.2	22.2	4.7
Population directly served – sewage (2)	17.0	18.0	5.9
Bulk Water Sales billed (3)	86.4	62.3	(27.9)
Retail Water Sales billed (3)	351.2	353.0	0.5
Sewage Services Sales billed (3)	274.5	280.2	2.1
Number of employees	18,355	17,807	(3.0)
Operating productivity (4)	564	615	9.0

Notes:

(1)	In 1,000 units at the end of the period.
(2)	Million of inhabitants at the end of the period (does not include bulk services).
(3)	In million m³.
(4)	Number of water and sewage connections per employee.

6. Funding

6.1. Water and Sewage System Program (Programa Pró-Saneamento)

  FGTS – Resources from the Federally-managed Severance Indemnity Fund – 2003

In 2003, SABESP signed 16 financing contracts for water and sewage works with resources from FGTS, and its financial agent Caixa Econômica Federal, interest of 8.0% + TR p.a. for water systems, and 6.5% + TR p.a. for sewage systems, besides the management fee of 2% p.a. and a credit risk rate ranging between 2 and 2.5% p.a., with up to 36 months of grace period and repayable over 180 months. The total amount of the financing was R$ 324.5 million for a total investment needed of R$ 361 million, of which R$ 36.5 million came from the Company’s own resources.

  FGTS – Resources from the Federally-managed Severance Indemnity Fund – 2004

SABESP requested through the Ministry of Cities and through Caixa Econômica Federal – FGTS’s financial agent, funding for new 40 projects, totaling R$ 714.2 million (total investment needed of R$ 793.6 million), in the Water and Institutional Development categories. From the total, 4 projects were approved to be hired, a total of R$ 172.0 million investment and R$ 154.8 million of funding. The Proposals for the remaining 36 enterprises are under analysis of the Ministry of Cities (responsible for the allocation of FGTS resources), with the possibility of being selected and hired by years end. Public sector contingencies are normalized by Resolution # 3.201/04 of the National Monetary Council of May 27, 2004.

6.2. BNDES

SABESP is in the final stage of formalizing, in the second half of 2004, a new loan contract of R$ 298.2 million. R$ 133.7 million, of which will be used to finance part of the domestic portion of the Environmental Recovery Program for the Santos metro area. This project will be funded by the JBIC for sewage system projects and the remaining R$ 164.6 million will be allocated to water systems project, foreseen in the contract with JBIC for the Santos metro area.

Payment conditions for the water systems will be: 10 years maturity, including a 3 year grace period. Interest rate equivalent to 4.5% p.a. (2% p.a., 1% p.a. for large corporate interest rate, plus 1.5% p.a. for credit risk rate) and TJLP as index 6% p.a. being the amount exceeding capitalized as debit balance. For the sewage systems the condition will be: 10 years maturity, including a 3 year grace period, interests of 4.0% p.a. (2% of interest rate, plus 1% p.a. of large corporate interest and e 1.5% p.a. of credit risk rate, minus the 0.5% p.a. main services sector discount) and 6% p.a. TJLP, being the amount exceeding capitalized as debit balance.

6.3. Japan Bank for International Cooperation – JBIC

SABESP signed, on August 6, 2004, the financing contract with JBIC - Japan Bank for International Cooperation guaranteed by the Federal Government, for the amount of ¥ 21,320 million, equivalent to approximately R$ 588.0 million, the funds will be used in the Environmental Recovery Program for the Santos metro area, a total investment of ¥ 39,221 million, equivalent to approximately R$ 1.1 billion, of which SABESP will provide the remaining amount of ¥ 17,901 million, equivalent to approximately R$ 493.0 million. Maturing of the total investment is over a period of 25 years, repayable over 18 years with a 7 year grace period. Interest will be half yearly, of which 2.5% per year of sewage systems and 1.8% per year development of sewage treatment stations.

6.4. Debentures and Promissory Note

On June 17, 2004, Sabesp’s Board of Directors approved: (i) the request for filing the Securities Distribution Program, as foreseen in Instruction # 400 of the Brazilian Securities and Exchange Commission (“CVM”), in the amount of: R$ 1.5 billion, with maximum maturity of 2 years; (ii) issuance of promissory notes for public distribution, apart from the program, in the total amount of R$ 200 million, of which R$ 130 million were distributed July 16, 2004, as bridge operation; and the (iii) 6th Plain Debenture issuance, not guaranteed, on the amount of R$ 600 million, as foreseen at the Distribution Program.

7. Settlement of Loans and Financing

Total indebtedness payable by the end of 2004 amounts to R$ 713 million on June 30, not considering the abovementioned promissory notes. The main part refers to the 3rd issuance of debentures on the amount of R$ 417 million. The amount denominated in US dollars corresponds to R$ 159 million.

(R$ million)

INSTITUTION	Jul-Dec 2004	2005	2006	2007	2008	2009	2010 and onwards	TOTAL

DOMESTIC
Banco do Brasil	81	172	187	203	221	241	1,286	2,391
Caixa Econômica Federal	18	38	40	44	49	49	272	510
Debentures	417	246	246	146	-	-	-	1,055
BNDES	-	5	20	20	21	21	58	145
Other	1	3	4	4	4	4	8	28
Interest and Charges	37	4	-	-	-	-	-	41

Domestic Total	554	468	497	417	295	315	1,624	4,170

INTERNATIONAL
BIRD	7	14	13	7	-	-	-	41
Société Génerale	2	3	4	-	-	-	-	9
IDB	58	117	129	128	88	88	782	1,390
Eurobonus	-	855	-	-	699	-	-	1,554
Deutsche Bank Luxembourg	31	62	-	-	-	-	-	93
Interest and Charges	61	-	-	-	-	-	-	61

Total International	159	1,051	146	135	787	88	782	3,148

Total	713	1,519	643	552	1,082	403	2,406	7,318

8. Cantareira System Renewal of Authorization

The conditions for renewal of authorization to use Bacia de Piracicaba’s water by the Cantareira System, responsible for supplying approximately 48% of SP metro area, were established by Ordinance DAEE # 1213, on August 6, 2004, for a 10 year period and in general terms regulating that:

- Sabesp has guarantee to withdrawal 31.0 m3/s, during 83% of the time;

- During the remaining period, the withdrawals can vary between 31.0 m3/s and 24.8 m3/s (minimum). We want to reiterate that the probability of a minimum withdrawal is low, having occurred only once in 74 years.

9. Conference Call and Webcast Details

English:	Thursday, August 19, 2004
12 p.m. – US ET (New York)
Phone: +1 (973) 935-8511
Conference Call ID: SABESP or 4986712

Portuguese:	Thursday, August 19, 2004
10 a.m. – US ET (New York)
Phone: (55 11) 2101-1490
Conference Call ID: SABESP

For additional information please contact the Investor Relations Department:

Sérgio Tuffy Sayeg	Marisa Guimarães
(11) 3388-8664	(11) 3388-9135
stsayeg@sabesp.com.br	marisag@sabesp.com.br

www.sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law			R$000

	2Q04	2Q03%

Sales/Services Gross Revenues	1,078,647	1,013,850	6.4
Water Supply - Retail	551,635	514,989	7.1
Water Supply - Wholesale	52,648	61,405	(14.3)
Sewage Collection and Treatment	449,545	414,511	8.5
Other Services	24,819	22,945	8.2

Gross Revenue Deductions (Cofins/Pasep)	(39,712)	(41,406)	(4.1)

Net Sales	1,038,935	972,444	6.8

Cost of Goods and/or Services Sold	(546,541)	(507,570)	7.7

Gross Profit	492,394	464,874	5.9

Selling Expenses	(132,245)	(106,256)	24.5
General & Administrative Expenses	(68,637)	(59,067)	16.2
Net Interest Income (Expense)	(365,768)	167,052	(319.0)

Operating Result	(74,256)	466,603	(115.9)

Non Operating Expenses (Income)	(11,001)	(2,287)	381.0

Income Before Taxes	(85,257)	464,316	(118.4)

Provivision for Income Tax/Social Contribution	17,843	(76,553)	(123.3)
Provivision for Deferred Income Tax/Social Contribution	2,859	(46,350)	(106.2)

Extraordinary Item Net of IT and SC	(8,780)	(8,782)	-

Net Income	(73,335)	332,631	(122.0)

Shares Outstanding (1000 shares)	28,479,577	28,479,577
EPS (R$/1000 shares)	(2.58)	11.68	(122.0)

Depreciation and Amortization	149,242	135,789	9.9
EBITDA	440,754	435,340	1.2
% of net sales	42.4%	44.8%

Balance Sheet

Brazilian Corporate Law		R$000

ASSETS	06/30/04	12/31/03

Cash and Cash Equivalents	102,905	281,013
Clients - Accounts Receivables	773,407	811,701
Inventory	20,347	22,308
Tax loss carryforwards	-	-
Deferred Taxes and Contributions	30,361	29,684
Other Receivables	60,423	13,015

Total Current Assets	987,443	1,157,721

Clients - Accounts Receivables	235,460	185,090
Accounts Receivable from Shareholders
GESP Agreement	497,513	484,800
Accounts Receivables	206,997	170,363
Indemnities Receivable	148,794	148,794
Judicial Deposits	16,805	17,576
Deferred Taxes and Contributions	246,090	222,804
Other Receivables	27,866	30,583

Total Long-Term Assets	1,379,525	1,260,010

Investments	1,917	740
Permanent Assets	14,029,873	14,063,248
Deferred Assets	42,766	48,951

Total Permanent Assets	14,074,556	14,112,939

Total Assets	16,441,524	16,530,670

LIBILITIES	06/30/04	12/31/03

Suppliers and Constructors	24,264	51,934
Loans and Financing	1,116,403	996,998
Salaries and Payroll Charges	157,301	135,294
Provivion for Judicial Pendencies	21,258	19,266
Interest on Own Capital Payable	93,029	242,524
Taxes and Contributions	68,827	84,488
Deferred Taxes and Contributions	62,971	45,502
Other Payables	77,429	152,316

Total Current Liabilities	1,621,482	1,728,322

Loans and Financing	6,202,048	6,267,265
Deferred Taxes and Contributions	127,799	121,117
Taxes and Contributions	278,132	282,214
Provision for Contingencies	420,850	384,571
Pension Fund Obligations	183,905	145,540
Other Payables	26,398	24,698

Total Long-Term Liabilities	7,239,132	7,225,405

Capital Stock	3,403,688	3,403,688
Capital Reserves	51,857	50,739
Revaluation Reserves	2,666,336	2,723,720
Profit Reserves	1,398,796	1,398,796
Retained Earnings	60,233	-

Shareholder's Equity	7,580,910	7,576,943

Total Liabilities and Shareholder's Equity	16,441,524	16,530,670

Statements of Cash Flow

Brazilian Corporate Law		R$ 000

Description	Apr-Jun/04	Jan-Jun/04

Cash flow from operating activities
Net income (loss) for the period	(73,335)	42,151
Adjustments for reconciliation of net income (loss)
Deferred income tax and social contribution	(406)	188
Provisions for contingencies	12,905	38,271
Liabilities related to pension plans	19,256	38,365
Property, plant and equipment received as donations (Private Sector)	(2,286)	(2,587)
Loss in the wirte-off of property, plant and equipment	13,310	16,276
Gain in the sale of property, plant and equipment	-	-
Depreciation	138,865	274,067
Amortization	10,377	18,678
Interest calculated on loans and financing payable	176,175	350,130
Foreign exchange loss on loans and financing	191,557	222,657
Monetary exchange loss on interest on own capital	5,389	6,493
Provisions for bad debt	66,787	106,317

	558,594	1,111,006

(Increase) decrease in assets
Clients	10,942	(68,023)
Accounts receivable from shareholders	-	-
Inventories	805	1,961
Tax loss carryforwards	(21,361)	(31,375)
Other accounts receivable	(9,610)	(16,033)
Clients – long term	(39,664)	(50,370)
Accounts receivable - Agreement w/ State of São Paulo Government	-	(12,713)
Accounts receivable - State of São Paulo Government	(21,024)	(36,634)
Judicial deposits	696	771
Other long term receivables	3,517	2,717

	(75,699)	(209,699)

Increase (decrease) in liabilities
Accounts payable to suppliers and contractors	(2,172)	(27,670)
Salaries and payroll charges	15,917	22,007
Interest on own capital payable	-	-
Taxes and contributions	4,687	(15,661)
Other accounts payable	87,800	3,133
Taxes and contributions – long term	(2,318)	(4,082)
Other accounts payable - long term	809	1,700

	104,723	(20,573)

Net cash from operating activities	587,618	880,734

Cash flow from investing activities

Acquisition of property, plant and equipment	(242,212)	(317,691)
Investment Acquisition	(1,177)	(1,177)
Sale of property, plant and equipment	-	176
Increase in Deferred Assets	(56)	(124)

Net cash used in infesting activities	(243,445)	(318,816)

Cash flow from financing activities

Loans and Financing - long term
Funding	51,309	103,202
Payments	(349,450)	(647,938)
Interest on own Capital
Interest on own capital payment	(188,274)	(189,663)
Balancing Accounts	13,640	(5,627)

Net cash used in financing activities	(472,775)	(740,026)

Net increase (decrease) in cash equivalents	(128,602)	(178,108)

Cash and cash equivalents at the beginning of the period	231,507	281,013

Cash and cash equivalents at the end of the period	102,905	102,905

Change in Cash	(128,602)	(178,108)

Additional information on cash flow
Capitalization of interest and financial charges	19,950	26,138
Payable income tax and social contribution	-	67,710
Property, plant and equip. received as donations and/or paid in stocks	801	1,117
COFINS and PASEP taxes payable	36,238	88,982

Acquisition regarding São Bernardo do Campo:
Acquisition price	415,471	415,471
Carryforward accounts receivable	(265,432)	(265,432)
Amount payable	(71,268)	(22,506)
Amount paid	29,258	78,020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: August 16, 2004

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Economic-Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.